Exhibit 99.6

GENCO RESOURCES LTD.

Vancouver, BC

AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended January 31, 2004

GENCO RESOURCES LTD.

INDEX TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended January 31, 2004

Consolidated Balance Sheet

Exhibit “A”

Consolidated Statement of Loss and Deficit

Exhibit “B”

Consolidated Statement of Cash Flows

Exhibit “C”

Notes to Consolidated Financial Statements

Exhibit “D”

Schedule of Deferred Exploration and Mine Development Costs

Schedule “1”

Exhibit “A”

Genco Resources Ltd.
Amended Balance Sheet *
(Unaudited - Prepared by Management)
January 31, 2004

		January 31,	July 31,
Assets		2004 *	2003

Current:
Cash		$ 80,787	$ 672,195
Accounts receivable		806,905	6,144
Inventory		220,064	-
Prepaid expenses and deposits		135,081	5,000
		1,242,837	683,339

Mineral properties		40,000	40,000
Deferred acquisition costs		-	354,091
Deferred exploration and mine development costs, per schedule 1		789,158	-
Mine, Equipment & Vehicles		7,051,432	63,915
		$ 9,123,427	$ 1,141,345

Liabilities

Current:
Accounts payable and accrued liabilities		$ 635,206	$ 317,991
Accrued interest payable to related parties		23,811	23,812
Loans payable (Note 7)		49,590	49,590
Current portion of long-term debt		659,300	-
		1,367,907	391,393

Long term debt		3,709,008	-
		5,076,915	391,393

Shareholders' Equity

Share Capital (Note 8)		8,974,603	5,744,951
Deficit, per exhibit “B”		(4,928,091)	(4,994,999)
		4,046,512	749,952

		$ 9,123,427	$ 1,141,345

Approved by the Directors:

"Robert Gardner"	Director

"James McDonald"	Director

* Restated – See Note 10

Exhibit “B”

Genco Resources Ltd.
Amended Interim Statement of Income and Deficit *
(Unaudited - Prepared by Management)
For the Six Months Ended January 31, 2004

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2004 *	2003	2004 *	2003

Sales	$ 1,111,664	$ –	$ 1,989,896	$ 250
Cost of sales	$ 769,588	$ –	$ 1,551,216	$ –

Gross Profit	342,076	–	438,680	250

Administrative Expenses:
Accretion expense	40,616	81,232	–	–
Accounting	4,746	6,860	4,746	10,063
Advertising and marketing	2,886	–	2,886	–
Amortization	664	–	7,751	–
Consulting fees	23,150	9,000	40,650	15,000
Fees, dues and licenses	18,119	1,449	18,450	6,622
Foreign exchange (gain)	35,605	–	(56,918)	–
Interest and bank charges	16,160	1,939	16,282	4,076
Legal	7,890	21,814	24,105	31,168
Management fees	-	3,000	54,000	6,000
Office and rent	27,453	8,804	45,865	15,971
Transfer agent fees	-	3,497	3,338	4,580
Travel and promotion	17,580	–	53,238	–
Wages	42,628	2,117	76,147	2,117

	237,497	58,480	371,772	95,597

Net Income (Loss)	104,579	(58,480)	66,908	(95,347)
Deficit, beginning	5,032,670	4,234,529	4,994,999	4,197,662

Deficit, ending, to Exhibit “A”	$ 4,928,091	$ 4,293,009	$ 4,928,091	$ 4,293,009

* Restated – See Note 10

- See accompanying notes -

Exhibit “C”

GENCO RESOURCES LTD. Amended Statement of Cash Flows * (Unaudited – Prepared by Management) For the Three and Six Months Ended January 31, 2004
	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2004 *	2003	2004 *	2004

Operating Activities:
Net Income (Loss), per Exhibit “B”	104,579	(58,480)	66,908	(95,347)
Adjustments for -
Amortization	43,688	–	82,824	–
Accretion expense on long term debt	40,616	–	81,232	–

	188,883	(58,480)	230,964	(95,347)

Changes in non-cash working capital -
(Increase) decrease in other current assets	(317,124)	(19,694)	482,064	(22,845)
Increase (decrease) in accounts payable & accrued liabilities	(720,698)	(10,062)	(1,059,977)	6,567

Cash flows used in operating activities	(848,939)	(88,236)	(346,949)	(111,625)

Investing Activities:
Deferred exploration & mine development costs	(449,347)	–	(1,321,490)	–
Purchase of capital assets	(111,983)	–	(789,158)	–

Cash flows from (used in) investing activities	(561,330)	–	(2,110,648)	–

Financing Activities:
Increase (Decrease) in long-term payable	–	–	–	(257,419)
Increase (Decrease) in accrued interest	–	1,255	–	(27,459)
Issuance of share capital	982,447	130,000	1,821,731	527,750

Cash flows from financing activities	982,447	131,255	1,821,731	242,872

Foreign exchange on long term debt	12,940	–	44,458	–
Net (decrease) increase in cash	(414,882))	43,019	(591,408)	131,247
Cash, beginning	495,669	127,864	672,195	39,636

Cash, ending	$ 80,787	$ 170,883	$ 80,787	$ 170,883

Non – Monetary Transactions (See Note 5)

Restated – See Note 10

- See accompanying notes -

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

January 31, 2004

1.

General Information:

The Company was incorporated under the laws of the Province of British Columbia on February, 28, 1980 as Senlac Oil & Gas Ltd.  The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra.  The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

2.

Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a)

Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc. and La Guitarra Compania Minera, S.A. de C.V. (“La Guitarra”).  All significant intercompany accounts and transactions have been eliminated.

The Company’s efforts and those of its subsidiaries have been devoted to exploring their mineral properties and acquiring new mineral properties and operating mines.  Accordingly, these financial statements represent those of a company in the development stage.

Certain exploration activities are conducted jointly with others, through joint ventures.  These financial statements reflect only the Company’s proportionate interest in those activities.

The Company is in the process of exploring mineral properties and has yet to determine whether the properties contain economically recoverable reserves.  The recovery of amounts shown for resource properties and related assets is dependent on the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)

Share Option Plan

As of August 1, 2002, the Company adopted the standard CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  Stock-based awards made to non-employees and employees are recognized and measured using a fair value based method at the date of grant.  The Company uses Black-Scholes model for estimates.

c)

Foreign Currency Translation

Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the transactions date with the exception of current assets and liabilities that have been converted at the year end date.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

January 31, 2004

2.     Accounting Policies:  (Continued)

d)

Use of Estimates

The preparation of financial statements inconformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Financial Instruments:

The Company’s financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities, amounts payable to related companies, accrued interest payable to related parties and long term debt.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral Properties:

__________________________________________________________________________________

Transvaal, B.C.

$20,000

Oest, Nevada

$20,000

__________________________________________________________________________________

$40,000

        __________________________________________________________________________________

        Transvaal Property – Kamloops Mining District,  B.C.

         The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net returns royalty

         Vendors.  The Company did not expend any funds on exploration during 2003 and 2002.

         Oest Property – Lyon County, Nevada, U.S.A.

          The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining

          District.  During the period ended January 31, 2003 the Company expended $Nil, (2003: $0; 2002:

          $1,375) related to these claims.

5.

Acquisition of La Guitarra:

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra.  The results of La Guitarra’s operations have been included in the consolidated financial statements since that date.  La Guitarra is an operating mine located in Mexico.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

January 31, 2004

5.    Acquisition of La Guitarra: (Continued)

The purchase price for the transaction was US $5,000,000 (Cdn $6,996,000) with considerations being a combination of the issuance of shares and non – interest bearing debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.

The following table summarizes the estimated cost of the assets acquired and liabilities assumed at the   date of acquisition in Canadian dollars based on the fair value of the consideration given.  The assets have been recorded at the fair value of the consideration given, being the market value of the shares issued plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

As at August 1, 2003:

Current assets	$1,723,000
Property, plant and equipment	5,383,260
Deferred exploration costs	524,875
Total assets acquired	7,631,135

Total liabilities assumed	(1,377,191)

6,253,944

6.

Capital Assets:

		Accumulated	2003	2002
	Cost *	Amortization *	Net *	Net

Furniture and fixtures	$15,920	$2,139	$13,781	$13,275
Computer equipment	9,199	109	9,090
Mining equipment	6,991,190	101,826	6,889,364
Drilling equipment	86,303	2,969	83,334
Automotive	19,953	1,702	18,251	10,185
Leasehold improvements	44,250	6,638	37,612	39,825

	$7,166,815	$115,383	$7,051,432	$63,915

* Restated – See Note 10

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

January 31, 2004

7.     Loans From Related Parties:

The loans from related parties are payable to related corporations controlled by a director and have no fixed terms of repayment.

8.     Share Capital:

The Company is authorized to issue 100,000,000 common shares without par value.

Number of shares

Amount

Balance – July 2002

4,891,481

          $3,871,044

Private placement less costs of issue

4,700,000

               888,880

Exercise of Warrants

4,966,682

               496,667

Stock compensation expense

       -

               488,360

        _______________________________________________________________________________

       Balance – July 31, 2003

              14,558,163

            5,744,951

       Private placement less cost of issue

 1,169,465

            1,437,048

       Issuance of share capital on purchase of La Guitarra

                1,380,315

            1,407,921

       Stock options and warrants exercised

                                 766,325                                384,683

       _______________________________________________________________________________

17,874,268                     $8,974,603

       _______________________________________________________________________________

On July 31, 2003 the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share July 31, 2005.

On November 18, 2003 the Company completed a private placement for 576,000 units at $1.20 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 18, 2005.

On January 5, 2004 the Company completed a private placement for 574,500 units for $1.40 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.45 per share until January 5, 2005.

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants.  On February 28, 2003, 1,780,000 options were granted to directors, employees, or consultants with an exercise price of $0.75 per option.  The options expire on February 28, 2008 and can be exercised at any time up to that date.  As at January 31, 2004, 333,000 options had been exercised.

Share purchase options with a fair value of $646,800 were granted to non-employees in 2003.  The compensation expense is charged to operations over the vesting period.

Compensation expense is determined using an options pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 76%, an annual risk free rate of 4.2% and vesting over various periods from immediately to 5 years.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

January 31, 2004

9.     Subsequent Events:

On March 2, 2004 the Company announced a private placement of up to $1,000,000.  The placement consists of units priced at $1.50 with each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share for a period of two years from date of issuance.

10.    Restatement – Acquisition of La Guitarra:

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

January 31, 2004

10.    Restatement – Acquisition of La Guitarra: (Continued)

The following presents the effect on the Company’s previously issued financial statements for the three and six months ended January 31, 2004:

Balance sheet as at January 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	8,052,580	(1,001,148)	7,051,432
Total Assets	10,124,575	(1,001,148)	9,123,427
Long-term debt	4,615,100	(906,092)	3,709,008
Total liabilities	5,983,007	(906,092)	5,076,915
Deficit	4,833,035	95,056	4,928,091

Statement of operations for the three months ended January 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	779,804	(10,216)	769,588
Gross profit	331,860	10,216	342,076
Amortization	50,603	(10,216)	40,387
Foreign exchange (gain)	22,665	12,940	35,605
Accretion expense	-	40,616	40,616
Net Income (loss)	147,919	(43,340)	104,579

Deficit, beginning	(4,980,954)	51,716	(5,032,670)
Deficit, ending	(4,833,035)	(95,056)	(4,928,091)

        Statement of operations for the six months ended January 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,578,071	(26,855)	1,551,216
Gross profit	411,825	26,855	438,680
Amortization	136,615	(21,232)	115,383
Foreign exchange (gain)	(91,974)	35,056	(56,918)
Accretion expense	-	81,232	81,232
Net Income (loss)	161,964	(95,056)	66,908

Deficit, beginning	(4,994,999)	–	(4,994,999)
Deficit, ending	(4,833,035)	(95,056)	(4,928,091)

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

January 31, 2004

10.    Restatement – Acquisition of La Guitarra: (Continued)

       Statement of cash flows for the three months ended January 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	147,919	(43,340)	104,579
Amortization	53,904	(10,216)	43,688
Accretion	–	40,616	40,616
Cash flows used in operating activities	(835,999)	(12,940)	(848,939)
Cash flows (used) in investing activities	(561,330)	–	(561,330)
Cash flows from financing activities	982,557	–	982,557
Foreign exchange on long term debt	–	12,940	12,940
Net (Decrease) Increase in Cash	(414,882)	–	(414,882)

 Statement of cash flows for the six months ended January 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	161,964	(95,056)	66,908
Amortization	103,256	(20,432)	82,824
Accretion	–	81,232	81,232
(Increase) decrease in other current assets	(1,150,906)	1,632,970	482,064
Increase (decrease) in account payable	317,214	(1,377,191)	(1,059,977)
Cash flows used in operating activities	(568,472)	221,523	(346,949)
Purchase of capital assets	(8,091,921)	6,770,431	(1,321,490)
Deferred acquisition costs	354,091	(354,091)	–
Cash flows (used) in investing activities	(8,526,988)	6,416,340	(2,110,648)
Proceeds from long-term debt	5,274,400	(5,274,400)	–
Shares for cash	3,229,652	(1,407,921)	1,821,731
Cash flows from financing activities	8,504,052	(6,682,321)	1,821,731
Foreign exchange on long term debt	–	44,458	44,458
Net (Decrease) Increase in Cash	(591,408)	–	(591,408)

Schedule “1”

GENCO RESOURCES LTD.

Schedule of Deferred Exploration and Mine Development Costs

(Unaudited – Prepared by Management)

January 31, 2004

GENCO RESOURCES LTD.
Balance Sheet
(Unaudited - Prepared by Management)
January 31, 2004
Three Months
Ended
January 31,
2004

Administrative	$30,991
Core Storage	3,776
Drilling, surveying and lab fees	9,137
Drilling	178,555
Insurance	14,849
Lab fees	12,958
Surveying	14,601
Engineering reports	1,907
Environmental reports	878
Management fees	12,595
Small equipment and supplies	126,737
Large equipment and supplies	91,811
Travel and vehicle expenses	12,926
Subcontract, wages and benefits	277,437

$789,158

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Six Months Ended January 31, 2004

Schedule A:

Financial Information - attached

Schedule B:

Supplementary Information

1.

            See Schedule “A”

2.

            See Schedule “A”

3. (a)

See Schedule “A”

3.  (b)

See Schedule “A”

4. (a), (b), (c)

See Schedule “A” Financial Statements

5.

Directors:

Jim McDonald – President

Robert Gardner – Chairman

John B. Lepinsky

Joseph F. Church

Eduardo Luna

Brian R.D. Smith

Gordon Blankstein

Officers:

Bruno Barde – VP Exploration

Wayne Moorhouse – VP Finance

Schedule C:

Management Discussion

The following discussion and analysis should be read in conjunction with Genco Resources Limited’s consolidated financial statements and related notes.

Description of Business

Genco Resources Ltd. (the “Company”) is in the business of acquiring, developing, and exploiting mineral properties.  On August 1, 2004 the Company acquired La Guitarra Compania Minera, S.A. de C.V. from Wheaton River Minerals Ltd.

The Company’s primary asset, La Guitarra Compania Minera, S.A. de C.V. (“La Guitarra”), operates a producing silver/gold mine in Mexico State, Mexico.  La Guitarra’s assets include a 340 tonne per day mill, extensive mine infrastructure, mine equipment, an experienced and skilled workforce, and mineral claims covering 7,257 hectares.  Historical annual production at La Guitarra has been 13,000 – 20,000 gold equivalent ounces.

During the period the Company invested in extensive exploration and development work at La Guitarra to expand reserves, increase production, and open new areas for mining.  It is expected that the Company’s financial results will begin to benefit from these investments in the third quarter of the financial year.

The Company also maintains patented and located mineral claims in Nevada (“Oest” claims), and crown granted and patented mineral claims in the Kamloops Mining District of British Columbia (“Transvaal” claims).

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Six Months Ended January 31, 2004

Description of Business (continued)

There are no current plans to proceed with exploration or development of the Oest Claims in Nevada or the Transvaal Claims in British Columbia, but the Company intends to maintain the claims in good standing for future exploitation.

Company continues to pursue expansion through the acquisition of production or near production stage resource properties.

Operations and Financial Conditions

The Company showed a net profit for the six months ending January 31, 2004 of $66,908 on revenues of $1,989,896, and costs of $1,551,216 compared to a loss of $95,347 on revenues of $250 and costs of $0 for the six months ending January 31, 2003.  The difference is attributable to the acquisition of La Guitarra on August 1, 2003.   During the period wages (2004: $76,147; 2003: $2,117), management fees (2004: $54,000: 2003: $6,000), and office expenses (2004: $45,865; 2003: $15,971) increased as a result of moving into new offices and hiring staff to assist in office operations, business development, and mine operations.  Accounting costs decreased (2004: $4,746; 2003: $10,063) as a result of the Company doing more accounting internally.  There were travel and promotion (2004: $53,238: 2003 $0), and advertising and marketing (2004: $2,886; 2003: $0) costs incurred as a result of managing La Guitarra and investor relations.  Consulting fees increased (2004: $40,650; 2003: $15,000) as a result of soliciting professional advice relating to operations at La Guitarra.  Fees, dues, and licenses costs increased (2004: $18,450; 2003: $6,622) due to increased regulatory fees and transfer fees associated with listing and financing activities.  The currency gain of $56,918 is a result of the financing arrangement made in the purchase of La Guitarra and a favorable move in the Canadian dollar in relation to the American dollar.  Interest and bank charges have increased (2004: $16,282; 2003: $4,076) as a result of costs incurred in setting up a CDN $1,500,000 line of credit with the Toronto Dominion Bank.  Legal fees (2004: $24,105; 2003: $31,168) where higher in the period ending January 31, 2004 due to costs associated with becoming a filer in the United States.  Transfer agent fees (2004: $3,338; 2003: $4,580) showed a small decrease.

Financings, Principal Purposes and Milestones

At the Annual and Extraordinary General Meeting held November 20, 2002 the shareholders approved the following resolutions:

An ordinary resolution to amend the share option plan in compliance with the policies of the TSX in which 1,780,000 shares will be reserved for issuance under the share option plan and in compliance with the policies of the TSX

Venture Exchange (“TSX”).

On February 28, 2003 1,780,000 options were granted to directors, employees and consultants with an exercise price of $0.75 per option.  The options expire on February 28, 2008 and can be exercised at any time up to that date.  During the period ending October 31, 2003 the company received $174,750 from the exercise of 233,000 options, and during the period ending January 31, 2004 the company received an additional $75,000 from the exercise of 100,000 options.

On July 11, 2003 the Company completed a private placement of $504,000.  The placement consists of 700,000 units at $0.72 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 per share for two years from the date of issuance.

GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Six Months Ended January 31, 2004

Financings, Principal Purposes and Milestones (continued)

On November 18, 2003 the Company completed a private placement of $691,200.  The placement consists of 576,000 units at $1.20 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.30 per share exercisable for two years from closing.

On January 5, 2004 the Company completed a private placement of $805,000.  The placement consists of 574,500 units at $1.40 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for one year from date of issuance.

On March 2, 2004 the Company announced a private placement of up to $1,000,000.  The placement consists of up to 666,667 units at $1.50 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.55 per share for a period of two years from date of issuance.

Investor Relations

During the period the Company used its own staff and resources for shareholder and institutional investor relations.

Regulatory Approvals

During the period ending January 31, 2004 the Company did not require or seek regulatory approval for any of its transactions other than the private placements described above.

Liquidity and Solvency

Cash and equivalents as of January 31, 2004 was $1,242,837 up from $683,339 on July 31, 2003.

The Company is confident it has sufficient liquidity to meet its current financial obligations.  In addition to cash and equivalents a $1,500,000 line of credit negotiated with the Toronto Dominion Bank on August 8, 2003 is available if to bridge any short term funding deficiency.  Subsequent to January 31, 2004 the Company announced a private placement of $1,000,000 with the proceeds available for operations and capital projects.  It is expected that capital investments initiated at La Guitarra during the first fiscal quarter of 2004 will result in higher production and margins during the late third or early fourth quarter of fiscal 2004.  Higher than anticipated prices for both silver and gold should also result in increased income during the second half of 2004.